MDS Inc. Sells Interest in Source Medical to Cardinal Health

MDS to Focus on Global Life Sciences,
Cardinal Health Extends Supply-Chain Leadership

Toronto, Canada, November 23, 2005 - MDS Inc. (MDS: TSX; MDZ: NYSE) announced today that it has completed the sale of its interest in Source Medical Corporation to its partner Cardinal Health (NYSE: CAH) for Cdn$79 million. Source Medical is Canada's leading distributor of medical surgical supplies to hospitals, laboratories and other healthcare providers.

"The sale of our interest in Source Medical is the first step in focusing MDS on growth in the global life sciences markets. We expect that the Source Medical team will continue to deliver solid performance under the full ownership of Cardinal Health," said Stephen P. DeFalco, President and CEO, MDS Inc.

Cardinal Health, the leading provider of products and services to the health-care industry, manufactures and distributes medical, surgical and laboratory products worldwide. Through the acquisition of Source Medical, the company is better positioned to serve its growing base of customers in Canada.

"Cardinal Health has a long history of serving health-care providers in Canada," said Ronald K. Labrum, Cardinal Health's chairman and CEO of Healthcare Supply Chain Services. "Today's announcement is another step in our strategy of bringing together excellence in supply chain innovation and efficiency to help improve the delivery of patient care."

"As part of Cardinal Health, a global leader in health care, Source Medical will have new opportunities to strengthen our leadership in serving Canada's medical community," said David Lees, president and CEO of Source Medical.

This transaction is effective immediately.

About MDS Inc:

MDS Inc. has more than 8,800 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsinc.com or by calling 1-800-MDS-7222, 24 hours a day.

About Source Medical:

Source Medical Corporation is Canada's leading and only national full service and value-added supplier of medical, surgical and laboratory products. Headquartered in Toronto, it distributes more than 70,000 products from more than 400 suppliers, offering a full range of goods and services for the acute care, continuing care and laboratory markets. With seven regional distribution centres, Source Medical is a leader in sales, marketing, supply chain management and distribution innovation. More information can be found at www.sourcemedical.com

About Cardinal Health:

Headquartered in Dublin, Ohio, Cardinal Health, Inc. (NYSE: CAH) is the leading provider of products and services supporting the health-care industry.  Cardinal Health develops, manufactures, packages and markets products for patient care; develops drug-delivery technologies; distributes pharmaceuticals and medical, surgical and laboratory supplies; and offers consulting and other services that improve quality and efficiency in health care. Ranked No. 16 on the Fortune 500, Cardinal Health employs more than 55,000 people on six continents and produces annual revenues of nearly $75 billion.  More information about the company may be found at www.cardinalhealth.com.

For further information contact:

MDS Inc. Investor and Media Relations: Yvette Lokker Manager, Investor Relations 416-675-6777 x 2993	Cardinal Health Investor Relations: Jason Strohm 614-757-7542 Media Relations: Geoffrey Fenton 847-578-4432